UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

16 September 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo plc

LEI: 213800ZVIELEA55JMJ32

16 September 2025

Diageo announces appointment to its Board of Directors

Diageo announces the appointment of John Rishton as a Non-Executive Director, effective 1 November 2025.

John has over 40 years' business experience in a variety of roles, companies and industries, including nearly 14 years as a Chief Executive or Chief Financial Officer. He is currently chair of Informa plc, as well as serving as chair of Serco Group PLC, from which he will retire on 31 December 2025.

His executive roles include Chief Executive of Rolls Royce Group plc from 2011 to 2015 and Chief Financial Officer and then Chief Executive and President of Royal Ahold NV, the Dutch multinational supermarket group, from 2006 to 2011. John was also Chief Financial Officer of British Airways plc from 2001 to 2005, having previously held a number of finance, commercial and operational roles at British Airways in the US and UK, having joined in 1994. Prior to joining British Airways, John held various finance roles at Ford Motor Company in the UK, Spain and Portugal.

John has extensive experience in non-executive roles, including at Unilever, Associated British Ports, Allied Domecq, Majid Al Futtaim and ICA Gruppen.

On appointment, John will also join the Board's Audit and Nomination Committees.

Diageo Chair, Sir John Manzoni, said:

"I am delighted with John's appointment to the Diageo Board. John is a highly regarded business leader with extensive experience in a wide variety of industries, including in consumer and retail businesses, and a track record of creating sustainable, long-term value for stakeholders.

"I look forward to working with him in positioning Diageo for sustainable growth, maximising the opportunities to strengthen the business and deliver stronger shareholder returns on a sustained basis."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed  pursuant to Listing Rule 9.6.13.

ENDS

For further information please contact: Media relations:
Brendan O'Grady	+44 (0) 7812 183 750
Rebecca Perry	+44 (0) 7590 809 101
Clare Cavana	+44 (0) 7751 742 072
press@diageo.com
Investor relations:
Sonya Ghobrial	+44 (0) 7392 784 784
Andy Ryan Grace Murphy	+44 (0) 7803 854 842 +44 (0) 7514 726 167
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 16 September 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary